GUGGENHEIM SECURITIES, LLC AND SUBSIDIARY
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

File in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER

8-49107

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Section 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** (MM/DD/YY) AND ENDING **12/31/22** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Guggenheim Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-Dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Christopher Paolino	**(212) 338-8836**	**Christopher.Paolino@guggenheimpartners.com**
(Name)	(Area Code-Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Constantino, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Guggenheim Securities, LLC (the Company), as of December 31, 2022, are true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Michael Constantino
Title: Chief Financial Officer

Sworn and subscribed to before me this
24th day of February 2023.



THERESE DRUGAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DR6224440
Qualified in Kings County
Commission Expires October 6, 20 26

This filing** contains (check all applicable boxes):

[X] (a) Statement of financial condition.

[X] (b) Notes to consolidated statement of financial condition.

[ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s)
       presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

[ ] (d) Statement of cash flows.

[ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

[ ] (f) Statement of changes in liabilities subordinated to claims of creditors.

[ ] (g) Notes to consolidated financial statements.

[ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

[ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.

[ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR
       240.15c3-3.

[ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17
       CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

[ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

[ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

[ ] (n) Information relating to possession or control requirements for security-based swap
       customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

[ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net
       capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as
       applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if
       material differences exist, or a statement that no material differences exist.

[ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

[X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as
       applicable.

[ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

[ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

[X] (t) Independent public accountant's report based on an examination of the statement of financial condition.

[ ] (u) Independent public accountant's report based on an examination of the financial report or financial
       statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

[ ] (v) Independent public accountant's report based on an examination of certain statements in the
       compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

[ ] (w) Independent public accountant's report based on a review of the exemption report under 17
       CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

[ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or
       17 CFR 240.17a-12, as applicable.

[ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the
       previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

[ ] (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2),
as applicable.*

GUGGENHEIM SECURITIES, LLC AND SUBSIDIARY
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

December 31, 2022

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Members and Management
Guggenheim Securities, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and subsidiary (the Company) as of December 31, 2022, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

New York, New York
February 24, 2023

Guggenheim Securities, LLC and Subsidiary
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)
Consolidated Statement of Financial Condition
December 31, 2022
(Amounts in thousands)

Assets

Cash and cash equivalents	$	7,577
Cash segregated under federal regulation		100
Due from broker-dealers and clearing organizations		9,934
Securities purchased under agreements to resell		554,993
Securities owned, at fair value		214,988
Accounts receivable from contracts with customers		54,412
Due from related parties		9,473
Fixed assets net of accumulated depreciation of $16,884		6,084
Goodwill		23,109
Other assets		34,081
Total assets	$	914,751

Liabilities and Members' Equity

Unearned revenue from contracts with customers	$	2,071
Accrued expenses and other liabilities		408,356
Total liabilities		410,427
Total members' equity		504,324
Total liabilities and members' equity	$	914,751

See accompanying notes to consolidated statement of financial condition.

GUGGENHEIM SECURITIES, LLC AND SUBSIDIARY

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2022

(1) Organization and Nature of Business

Guggenheim Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is owned 99.9996% by Links Holdings, LLC (Links) and 0.0004% by Guggenheim Manager, Inc (GMI). GMI is the Managing Member. Guggenheim Capital, LLC (Guggenheim) is the ultimate parent of both Links and GMI. The Company is structured to have a perpetual existence, unless terminated as outlined in the limited liability company agreement. The consolidated statement of financial condition includes the accounts of Guggenheim Trust Assets, LLC, which is a wholly owned subsidiary of the Company.

The Company engages in investment banking and advisory services for merger-and-acquisition, financial restructuring, and underwriting transactions; principal and agency sales and trading of fixed-income securities and structured products; agency and principal trading of equity securities; use of reverse repurchase agreements collateralized by fixed-income securities and investment in commercial paper primarily for funding investment of excess net capital; and equity research.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated statement of financial condition includes the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(c) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) Cash Segregated under Federal Regulation

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customers.

At December 31, 2022, the Company holds segregated cash in excess of amounts required to be segregated. Cash of $0.1 million has been segregated in a special reserve bank account for the

exclusive benefit of its customers under Rule 15c3-3 and is included in cash under federal regulation in the consolidated statement of financial condition.

(e) *Securities Purchased under Agreements to Resell (Reverse Repurchase Agreements)*

Reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contracted repurchase value as specified in the respective agreements.

The Company executes its reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC). At December 31, 2022, all reverse repurchase agreements held are overnight positions executed with FICC members. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale transactions. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary. The Company applies the practical expedient based on collateral maintenance provisions as described in FASB ASC 326-20, *Financial Instruments-Credit Losses (ASC 326-20)* in estimating an allowance for credit losses for reverse repurchase agreements.

Reverse repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, *Balance Sheet,* are satisfied.

(f) *Securities Owned and Securities Sold, but Not Yet Purchased*

Securities transactions are recorded on the consolidated statement of financial condition on trade-date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*. Fair value is generally based on quoted market prices or dealer observable quotations. In certain markets where observable prices are not available for all products, fair value is determined using techniques appropriate for each particular product.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. These transactions may result in additional risk if the market price of the securities changes. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

(g) *Fixed Assets*

Fixed assets consist of computers and software, leasehold improvements, office equipment and furniture, and capitalized project costs, which are reported at historical cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the

estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvement or the remaining lease term.

Capitalized project costs are accounted for under ASC Topic 350-40, *Intangibles-Goodwill-Other-Internal-Use Software* and consist of costs related to internally developed software for the Company's internal use and software acquired as part of hosting arrangements. Projects once in use are amortized over their useful life.

(h) *Goodwill*

Goodwill has been recorded in accordance with the provisions of ASC 350, *Intangibles – Goodwill and Other*. ASC 350 requires that goodwill be tested for impairment at least annually. The Company completed the annual impairment test indicating no goodwill impairment and therefore, no impact to the Company's financial condition.

(i) *Income Taxes*

The Company is organized as a limited liability company and beginning in the year ended December 31, 2022 is being taxed as a partnership under provisions of the Internal Revenue Code. Under these provisions, the payment of federal income taxes on the Company's earnings is the responsibility of its members rather than that of the Company. Accordingly, no provision or liability for federal income taxes has been recorded in the consolidated statement of financial condition with respect to the limited liability company. The Company is subject to certain state and local income taxes, such as New York City Unincorporated Business Tax (UBT) beginning in the year ended December 31, 2022. The Company accounts for these entity-level state and local income taxes under the asset and liability method in accordance with ASC Topic 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2022, based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are realizable, management believes it is more likely-than-not the Company will realize the benefits of the deferred tax asset included in other assets in the consolidated statement of financial condition.

Prior to March 2022, the Company was a disregarded entity of Links Holdings, LLC ("Links"). In March 2022, the Company became a partnership and the deferred tax assets associated with its business were transferred to the Company.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated statement of financial condition. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax

returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority based on technical merits of the position. Tax benefit should not be recognized for tax positions that do not meet the more-likely-than-not threshold.

Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. These tax positions are reevaluated routinely and are adjusted appropriately based on changes in facts or law. The Company has not identified any uncertain tax positions that are material to the consolidated statement of financial condition as of December 31, 2022.

(3) Fair Value

(a) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., not a forced liquidation or distressed sale). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

(b) *Fair Value Measurements*

The following is a summary of the financial assets and liabilities that are accounted for on a recurring basis by level within the fair value hierarchy as of December 31, 2022:

Assets	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
		(in thousands)		
Securities owned:				
Commercial paper	$ —	213,807	—	213,807
Corporate debt	—	3	845	848
Collateralized debt obligations	—	65	114	179
Mortgage-backed securities	—	129	—	129
Other asset-backed securities	—	—	25	25
Total	$ —	214,004	984	214,988
Liabilities				
Accrued expenses and other liabilities:				
Securities sold, not yet purchased:				
U.S. government and agency	$ 64	—	—	64
Total	$ 64	—	—	64

The following is a description of the valuation basis, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

Commercial Paper and Corporate Debt Securities

Commercial paper and corporate debt securities are measured primarily using pricing data from prices observed for recently executed market transactions of comparable size, additionally pricing for corporate debt uses bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve (Level 2). If pricing data is not available, alternative valuation techniques are used including cash flow and net present value models incorporating yield or spread data of other available publicly traded operating company debt of the issuer, publicly-traded holding company debt and preferred stock of single name companies, and high yield bond indexes (Level 3).

Collateralized Debt Obligations

Collateralized debt obligations are measured based on prices observed for recently executed market transactions (Level 2). If external prices or spread data is not available and alternate valuation techniques using cash flow models incorporating assumptions for constant prepayment rates, constant default rates, and severity for comparable securities are utilized, then these securities are categorized as Level 3.

Mortgage-Backed Securities

Mortgage-backed securities are valued based on price or spread data obtained from observed transactions (Level 2). When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates (Level 3).

Other Asset-Backed Securities

Other asset-backed securities are bonds or notes backed by financial assets. Typically, these assets consist of, but are not limited to securities backed by auto-loans, credit card receivables, aircraft loans, and student loans. Valuations are determined by similar securities that are recently traded in the market (Level 2) and/or valuation models (Level 3).

U.S. Government and Agency Securities

U.S. government and agency securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy. Noncallable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Actively traded noncallable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

Level 3 Securities

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is the greatest for instruments categorized in Level 3.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2022:

	Balance at January 1, 2022	Realized gains	Unrealized losses	Purchases (sales), net	Transfers in, net	Balance at December 31, 2022
			(In thousands)			
Securities owned:						
Corporate debt	$ —	—	(65)	910	—	845
Collateralized debt obligations	117	—	(3)	—	—	114
Other asset-backed securities	22	—	3	—	—	25
Total	$ 139	—	(65)	910	—	984

Quantitative Information about Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for financial assets subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance.

Financial instruments owned	Fair Value	Valuation technique	Significant unobservable input(s)	Range
	(in thousands)			
Corporate debt	$ 845	Discounted cash flows	Interest rate	9.0% to 10.0%
Collateralized debt obligations	114	Discounted cash flows	Constant prepayment rate	0% to 25%
			Constant default rate	0% to 6.5%
			Loss severity	30% to 100%
Other asset-backed securities	25	Discounted cash flows	Constant prepayment rate	0% to 25%
			Constant default rate	0% to 12%
			Loss severity	30% to 110%
			Future lease rates	$ 1,000 to 400,000 per month
			Residual values	$ 0 to 30,250,000

Sensitivity of Fair Value Changes in Significant Unobservable Inputs

For recurring fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

A discounted cash flow valuation technique is used for collateralized debt obligations, corporate debt and other asset backed securities. A significant increase (decrease) in isolation in the constant default rate or loss severities would result in significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure of the security.

The fair values of other financial assets and liabilities carried at cost (consisting primarily of due from broker-dealers and clearing organizations, accounts receivable from contracts with customers, and reverse repurchase agreements) are considered to approximate fair value because they have limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates.

(4) Due to and Due from Broker-Dealers and Clearing Organizations

The balance due to and due from broker-dealers and clearing organizations represents the net amount due to or from the broker-dealers and clearing organizations for settled and unsettled transactions and related

activity. As of December 31, 2022, balances due to and from broker-dealers and clearing organizations consist of the following:

	Due from	Due to
	(In thousands)	
Due from broker-dealers and clearing organizations	$ 9,934	—
	$ 9,934	—

The Company clears certain of its principal and customer transactions through another broker-dealer, Pershing, LLC (Pershing) on a fully disclosed basis.

(5) Collateral

The Company may pledge securities to clearing organizations to collateralize repurchase transactions where the counterparty has the right by contract to sell or repledge the securities.

The table below presents securities at fair value the Company received as collateral as of December 31, 2022:

	(In thousands)
Fair value of collateral received under resale agreements that are available to be delivered or repledged	$ 553,105
Fair value of collateral delivered or repledged under securities sold short	22

The Company can pledge certain marketable securities owned to collateralize either repurchase agreements or other secured borrowings, or to satisfy its settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such securities. As of December 31, 2022, there are no marketable securities available to be pledged that can be sold or repledged by counterparties.

Reverse repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, are satisfied. As of December 31, 2022 there are no agreements that meet the requirement of ASC 210-20-45.

The collateral posted as part of reverse repurchase agreements is subject to changes in market price and thus may decline or increase in value during the time of the agreement. In that case, the Company may receive or return a portion of the collateral posted when the collateral posted experiences a market value change. The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral.

(6)   Fixed Assets

At December 31, 2022, fixed assets consisted of the following:

	(in thousands)
Computers and software	$ 15,095
Leasehold improvements	5,250
Capitalized project costs	1,872
Office equipment and furniture	751
	22,968
Less accumulated depreciation and amortization	(16,884)
Net book value	$ 6,084

(7)   Other Assets

At December 31, 2022 other assets consisted of the following:

	(in thousands)
Prepaid assets	$ 20,729
Lease asset - right of use	7,626
Notes receivable	2,051
Deferred tax asset	1,968
Other	1,707
	$ 34,081

Prepaid assets mainly consist of prepaid compensation, prepaid market data, and prepaid hosting arrangements. Prepaid hosting arrangements includes prepaid subscription expense and capitalized implementation costs related to a customer relationship management service contract for the investment banking business.

(8)　Accrued Expenses and Other Liabilities

At December 31, 2022 accrued expense and other liabilities consisted of the following:

		(in thousands)
Accrued compensation	$	369,695
Accounts payable and accrued expenses		27,168
Lease liability		10,380
Securities sold, not yet purchased		64
Due to related parties		1,049
	$	408,356

(9)　Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payments by customers. A receivable is recorded when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of related services, revenue is deferred as unearned until performance obligations have been satisfied. Unearned revenue from contracts with customers primarily relates to upfront retainer fees.

The Company had accounts receivable from contracts with customers of $50.5 million at January 1, 2022 and $54.4 million at December 31, 2022. The Company records the estimate of expected credit losses as an allowance for credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Unearned income from contracts with customers totaling $1.98 million at December 31, 2022 is expected to be recognized in 2023 when performance obligations have been satisfied.

(10)　Related-Party Transactions

Related parties may pay certain expenses on behalf of the Company throughout the year. The Company records an expense and an associated due to related party and remits cash payment to the related party on a monthly basis. At December 31, 2022, approximately $1.0 million of net expenses paid by related parties on the Company's behalf is due to related parties and is included accrued expense and other liabilities in the consolidated statement of financial condition. The Company may also pay expenses on behalf of related parties throughout the year. The Company records a due from related party and collects cash payment from the related party on a monthly basis. At December 31, 2022, approximately $9.4 million of net expenses paid on behalf of related parties is included in due from related parties in the consolidated statement of financial condition.

The Company has a service agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software, and telecommunications; corporate finance, including accounting, tax, and planning; human resources and

benefits administration; executive management; general administration; legal; and marketing. The Company also provides services under the same service agreement to the Parent and certain subsidiaries of Guggenheim including compliance, business strategy, and project management support.

(11) Off-Balance-Sheet Risk and Concentrations of Credit Risk

Off-Balance-Sheet Risk

Customer securities transactions are cleared through Pershing, on a fully disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to mitigate the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

The Company engages in short-term principal trading activities, including entering into securities sold, not yet purchased positions, in order to manage exposure to market risk. The Company has recorded these obligations in accrued expenses and other liabilities in the consolidated statement of financial condition at December 31, 2022 at the fair values of the related securities.

As part of the Company's fixed-income business, the Company enters into foreign exchange transactions to facilitate the settlement of trades in local currencies. As these foreign currency transactions are typically converted to U.S. dollars to match the settlement of the underlying transactions, the Company expects the risk of loss due to foreign currency exposure to be minimal.

Additionally, the Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal account loaned under resale agreements.

Market Risk

The Company is engaged in various financial services. As such, we are affected by domestic and international macroeconomic and political conditions, as well as economic output levels, interest and inflation rates, and fiscal and monetary policy. Changes in tax law and regulation, or any market uncertainty caused by a change in the political environment, may negatively affect our business. Macroeconomic conditions may also be negatively impacted by domestic or international events, including natural disasters, political unrest, or public health epidemics and pandemics, as well as by a number of factors in the global financial markets that may be detrimental to our operating results. U.S. markets may also be impacted by public health epidemics or pandemics, such as the COVID-19 pandemic, as well as by political and civil unrest occurring in parts of the world.

(12) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. At December 31, 2022, the Company had net capital of $383.6 million, which was $383.3 million in excess of its required net capital of $0.3 million.

As a clearing firm, the Company is also subject to the SEC Customer Protection Rule 15c3-3 (Rule 15c3-3), which requires protection of customer cash and securities. Currently, the Company does not carry any customer accounts and various customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions that are self-clearing are the repurchase and reverse repurchase agreement transactions and U.S. government and agency transactions, which are all transacted with broker dealers or electronic communication network brokers as of December 31, 2022.

The Company has a signed proprietary accounts of introducing brokers (PAB) agreement with Pershing to enable it to include certain assets as allowable assets in its net capital computation.

(13) Employee Benefit Plans

All participating employees are eligible to participate in the Guggenheim 401(k) plan (the Plan).

(14) Consolidated Subsidiary

There were no assets, liabilities, or equity associated with the consolidated entity, and the equity for this subsidiary is excluded from the Company's computation of net capital per Rule 15c3-1.

(15) Commitments and Contingencies

The Company may be subject to legal and regulatory proceedings and examinations that are generally incidental to the Company's ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings or examinations, the Company believes their disposition, based on information available at this time, will not have a material adverse effect on the Company's consolidated statement of financial condition.

In accordance, with ASC Topic 450, *Contingencies*, the Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred,

and the amount can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no accrual for the loss because the conditions above are not met or an exposure to loss exists above the amounts accrued. The Company is currently cooperating with the SEC in connection with an investigation of the Company's business' compliance with records preservation requirements relating to business communications and/or electronic messaging channels that have not been retained by the firm. The SEC has advised the Company that it is conducting similar investigations of record preservation practices at other firms. With respect to legal and regulatory matters which indicate it is both probable that a liability will be incurred as of December 31, 2022, and the amount can be reasonably estimated, the Company has included an estimated liability in accrued expenses and other liabilities in the consolidated statement of financial condition.

In the normal course of business, the Company enters into underwriting commitments. There were no open underwriting transaction commitments at December 31, 2022.

The Company had no commitments to enter into forward secured financing transactions at December 31, 2022.

(16) Leases

The Company leases office space under operating leases, with maturity dates ranging from February 29, 2024 to May 31, 2028. Some of the leases may include an option to renew the lease, but the Company generally does not include optional periods as part of the lease term, unless it is reasonably certain that the Company will exercise the option(s). The Company generally prepays the rent. In addition to rent payments, the operating leases may also require payment for real estate taxes, insurance costs, common area maintenance, and utilities. These payments typically are not fixed. The Company accounts for these costs as variable payments and excludes them from the monthly fixed rent payment amounts included in the lease liability calculations.

The operating lease liability consists of the fixed rental payments discounted to present value using the Company's incremental borrowing rate (IBR) for each lease, as the rate implicit in the lease is generally not readily determinable.

At December 31, 2022 the Company's right of use asset and lease liabilities are $7.6 million and $10.4 million, respectively, which are included in other assets and accrued expenses and other liabilities in the consolidated statement of financial condition.

The following table summarizes the Company's weighted-average remaining lease term and the weighted-average discount rate as of December 31, 2022:

	December 31, 2022
Weighted-average remaining lease term	3.79 years
Weighted-average discount rate	6.05%

The following table presents the maturity analysis of the Company's operating lease liabilities as of December 31, 2022:

		(in thousands)
2023	$	3,633
2024		3,018
2025		2,344
2026		1,363
2027		1,147
Thereafter		219
Total lease payments		11,724
Less: Interest		(1,344)
Present value of lease liability	$	10,380

(17) Unit-Based Compensation

Phantom Units

Certain employees of the Company are awarded phantom units by Guggenheim as part of its plan to retain key employees. Guggenheim grants the awards under the Guggenheim Capital Phantom Unit Plan (the Plan). Participants are credited with phantom units that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are classified as equity awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

The Company recognizes Phantom Plan awards in accordance with ASC Topic 718. Under ASC 718, these awards were issued at the grant date fair value. Associated grants have an associated liability in accrued expenses and other liabilities and the balance was paid in full to Guggenheim as of December 31, 2022. Generally, the awards will be amortized over a four-year pro-rata vesting schedule from the grant date.

However, awards held by participants whose age plus years of service (minimum of 5 years) is equal to at least 60 have an accelerated vesting period. These awards will be amortized from the grant date through the date at which the terms are satisfied, which in many cases may be the grant date.

There are 9.6 million non-vested units outstanding at December 31, 2022.

At December 31, 2022, the total number of units outstanding under the Phantom Plan specifically related to Company employees was as follows:

	Units		Weighted-Average price
	(in thousands)		
Outstanding at December 31, 2021	21,642	$	16.31
Issued during 2022	5,808		25.50
Redemptions	(5,809)		14.44
Forfeitures	(268)		18.67
Transfers	20		16.35
Outstanding at December 31, 2022	21,393		19.29

Common Units

Certain employees of the Company are granted Common Units as part of employee compensation. The Common Units are the predominant equity class of Guggenheim and the principal voting class of equity. The Common Units can vote in the event of merger or consolidation (if Guggenheim is not the surviving entity), or sale by Guggenheim of substantially all its assets, as well as the election and compensation of directors, vetoing minimum distributions, and proposals to liquidate or dissolve Guggenheim.

(18) Subsequent Events

Management has evaluated all subsequent events for the Company after the consolidated statement of financial condition date through February 24, 2023, the date the consolidated statement of financial condition was available to be issued and has concluded there are no recognized or unrecognized events that require financial statement disclosure.